

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2010

James Lusk
Chief Executive Officer
JA Energy
4800 W. Dewey Drive
Las Vegas, NV 89118

> **Re:** **JA Energy**
> **Amendment No. 1 to Form S-1**
> **Filed October 28, 2010**
> **File No. 333-169485**

Dear Mr. Lusk:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment one in our letter dated October 14, 2010. In particular, we note your statement that "Company intends to grow Jerusalem Artichoke and convert its sugars into ethanol" and "intends to receive revenue from the sale of ethanol." However, the disclosure in your prospectus remains ambiguous as to exactly what business activities you will be involved in and how you anticipate generating revenues. Therefore, please revise your disclosure in your prospectus summary, in your "Description of Business" section, and elsewhere as appropriate, to clearly identify the business activities in which you plan to engage and to describe exactly how you plan to generate revenues. In addition, please revise your registration statement to state that you do not consider yourself a blank check company and that you do not have any intention to engage in a reverse merger with any entity in an unrelated industry.

Prospectus Cover Page, page 1

2. We note your response to comment six in our letter dated October 14, 2010. As previously requested, please delete from your prospectus all references to "selling stockholders" or "selling shareholders." We note, for example, that you continue to reference "selling stockholders" in the legend atop your prospectus cover page and "selling security holders" on pages 45-48 and 54.

3. We note your response to comment eight in our letter dated October 14, 2010. Please note that you must disclose prior to the registration statement being declared effective the record date used to determine the shareholders of Reshoot Production Company that will receive shares of JA Energy as part of the spin-off transaction. Accordingly, as previously requested, please disclose the record date here and throughout your prospectus wherever referenced.

4. We note your response to comment nine in our letter dated October 14, 2010. Given that JA Energy and Reshoot Production Company will be under common ownership and control until one of the companies sells a significant amount of its common equity to third parties, these entities appear to be affiliates of one another. Therefore, please revise your disclosure to clarify that JA Energy and Reshoot Production Company will be under common control immediately following the distribution of shares in the spin-off transaction. You may wish to supplement your prospectus disclosure to clarify your intention and expectation, as articulated in your response to comment nine, that if and when future sales of securities occur you expect that the companies may cease to be under common control and thus may cease to be affiliates.

Risk Factors, page 10

Risks Related to Our Common Shares, page 18

22. We are classified as a "shell company" under the Exchange Act. And our shares can only be resold through registration or by meeting conditions of Rule 144, page 20

5. We note your response to comment three in our letter dated October 14, 2010. Please revise this heading, and the disclosure thereunder, to clearly state that the Rule 144 safe harbor is unavailable for the resale of shares issued by you unless and until you have ceased to be a shell company and have satisfied the requirements of Rule 144(i)(1)(2), which you describe. Please also revise the balance of your disclosure accordingly and comply with this comment under this heading "Shares Eligible for Future Resale" on page 52.

Description of Business, page 26

JA Energy Business Plan, page 26

6. We note your response to comment 12 in our letter dated October 14, 2010. As previously requested, please describe how and by whom the "juice will be transported to a centrally processed plant to condense the juice to a syrup" and how and by whom the "syrup by-product of the harvest will be shipped to a modular distillation unit for processing into ethanol."

7. We note your response to comment 19 in our letter dated October 14, 2010. As previously requested, please expand your disclosure to address the direct and indirect costs associated with your process for producing oil from the Jerusalem artichoke, such as, among other things, the energy and raw materials required to cultivate and harvest the artichokes. In doing so, please address how your process compares economically to the production of traditional petroleum.

8. We note your response to comment 21 in our letter dated October 14, 2010. Please describe in more detail the arrangements that you plan to enter into with farmers pursuant to which they will raise, harvest, and condense the artichokes for shipping, and clarify what involvement, if any, you plan to have in the foregoing activities. In addition, please explain the purpose for the land that you have identified for lease in Nevada.

9. We note your response to comment 22 in our letter dated October 14, 2010, and have the following comments.

   • Please disclose in your prospectus the information contained in your response, and clarify what relationship the dispute with GGS, LLC has to the distillation unit already built.

   • Please indicate whether you own and/or possess the distillation unit that you refer to. If you do not currently own or possess the unit, please disclose how you intend to acquire possession and the rights to it.

   • Please clarify whether the tests conducted by GGS, LLC confirmed that the distillation unit can convert the artichoke syrup into 1,000 gallons of ethanol per week. If not, please disclose the basis for your statement to this effect.

   • Please describe how you intend to use the distillation unit already built, such as whether you intend operate it, sell it, or license its use to others.

10. We note Mr. Lusk's affiliation with Green Global Systems, LLC from his biographical information on page 34. Please revise your disclosure under this heading to clarify that GGS, LLC is an abbreviation for Green Global Systems, LLC, if true, and to briefly describe your chief executive officer's past and present affiliation with this entity.

11. Please disclose any past or present affiliation between JA Energy and GGS, LLC. In this regard, we note your disclosure under the heading "Legal Proceedings."

12. Your disclosure in the last paragraph on page 26 that the Jerusalem artichoke stalks "will provide 4-5 harvests during one calendar year" appears to conflict with your disclosure on page 30 that the "Jerusalem Artichoke can be harvested three time in the same year…." Please revise your disclosure accordingly.

Sales and Marketing, page 30

13. Please revise your disclosure to clarify your business purpose for your inner city program. In addition, please expand your disclosure to address whether you plan to engage in any other sales and marketing activities.

Jerusalem Artichoke, page 27

14. We note your response to comment 12 in our letter dated October 14, 2010. Please disclose under this heading, as you do on page six, that you intend to purchase the Jerusalem artichoke varietal seeds from a third party supplier in New Zealand. In addition, please identify this supplier, clarify whether this supplier owns the patent rights to the varietal, which you reference on page 31, and indicate whether you have entered into any agreements with this supplier and, if you have, disclose the material terms of the agreements and tell us what consideration you have given to filing them as exhibits to the registration statement.

Federal Small Producer Credit, page 29

15. We note your response to comment 28 in our letter dated October 14, 2010. It is unclear whether you plan to operate, sell, or license the distillation units designed to produce ethanol. Therefore, it is also unclear whether your description of the federal Small Ethanol Producer Credit and your statement that "[y]our anticipated capacity is 100 million gallons annually" is applicable to your business. Please advise us or revise your disclosure accordingly.

Competition, page 30

16. We note your response to comment 27 in our letter dated October 14, 2010. Please supplementally provide us with copies of the ethanol production data from the USDA that you reference under this heading.

Patents, Trademarks, Franchises, Concessions, Royalty Agreements, or Labor Contracts, page 31

17. We note your response to comment 29 in our letter dated October 14, 2010, and have the following comments.

   • Please describe the consideration that you will provide to Mr. Lusk in exchange for the pending patent covering the "modular distillation unit and accompanying hydroponics greenhouse."

- We note your disclosure that "[t]he referenced varietal is covered by a patent filing in New Zealand and the patent holder is currently pursuing a patent in the United States." Please disclose whether you have any relationship to the holder of the New Zealand patent covering the Jerusalem artichoke variety that you intend to use and, if applicable, describe such relationship. Further, please describe the present and anticipated impact on your business of this person pursuing and possibly obtaining a similar patent in the United States.

Need for Government Approval or Principal Products or Services, page 32

18. We note your response to comment 30 in our letter dated October 14, 2010. Given your disclosure under the heading "Federal Small Producer Credit" that your "anticipated capacity is 100 million gallons [of ethanol] annually…," please describe the application process that you are required to complete and indicate the size of the bond that you are required to obtain before you will be permitted to establish and operate your ethanol plant. Otherwise, please identify which permitting requirements will be applicable to your business, explain why, and describe the applicable application process. Further, please provide your estimate of how long each step of the applicable application process takes to complete and identify your status within the process. See Item 101(h)(4)(viii) of Regulation S-K. Please also provide similar disclosure with regard to any other governmental approval that you must obtain before being able to produce and distribute your distillation units, artichoke byproducts, or ethanol.

Legal Proceedings, page 33

19. We note your response to comment 32 in our letter dated October 14, 2010, and reissue this comment. Please disclose the reasons your management is negotiating to dissolve the LLC referenced under this heading and describe your relationship with the LLC such that you are subject to a potential claim. As currently described, this matter appears to involve a dispute between Mr. Lusk and the LLC and not JA Energy or Reshoot Production Company. Please also name the LLC and expand your disclosure to better describe the nature of the dispute, such as whether it pertains to a contract dispute or otherwise. If the outcome of the negotiations that you reference may significantly impact your business, please provide appropriate disclosure to this effect.

Certain Relationships and Related Transactions, page 38

20. We note your disclosure on page 31 that "Mr. James Lusk, [y]our CEO has filed for a patent for the modular distillation unit and accompanying hydroponics greenhouse. Upon completion of the spin-off these pending patent rights will be assigned to the Company." Please provide the information required by Item 404(d) of Regulation S-K with respect to the assignment arrangement that you have with Mr. Lusk, including the consideration that he will receive in exchange for the assignment.

Selling Security Holders Distribution, page 45

21. We note your disclosure in the last paragraph on page 46. Please provide a cross-reference to your discussion later in your prospectus of the non-availability as well as the limitations of the Rule 144 safe harbor.

Financial Statements

Note 9. Legal Proceedings, page F-13

22. In response to comment 40 in our letter dated October 14, 2010, you have revised page 33 to disclose there is no claim against JA Energy for the $94,000 that is needed to dissolve a LLC which formerly employed your President. We caution you, however, that the absence of an actual claim does not necessarily mean a liability has not been incurred. Therefore, please refer to ASC Topic 450-20-25-1 through 450-20-25-3 and advise us whether it is probable that a liability has been incurred at the date of the financial statements. Revise your filing accordingly to explain why or why not such a liability is probable. We also note herein your statement that you might face a potential claim if you are unable to raise the $94,000. After considering our comment, please revise this sentence or section accordingly as well.

Undertakings, page II-3

Item 28. Undertakings, page II-3

23. We note your response to comment 41 in our letter dated October 14, 2010. Given that you are registering the primary distribution of your shares in the spin-off transaction (as distinguished, for example, from a resale transaction by selling security holders), you are not eligible to rely on Rule 415(a)(1)(i) of Regulation C because the subject offering is not being made by or behalf of a person other than the registrant. The undertakings in Item 512(a) of Regulation S-K do not appear to apply to this transaction as the distribution will not take place on a continuous or delayed basis, as it appears that the registrant will distribute its shares to Reshoot Production Company's shareholders promptly after the registration statement is declared effective. Please advise us or revise your filing accordingly.

Signature Page

24. We reissue comment 42 in our letter dated October 14, 2010. You have failed to properly execute the signature page to your registration statement. In addition to being executed on your behalf, the registration statement must be signed individually by your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and by at least a majority of your board of directors or persons performing similar functions. Please note that such corporate officers and directors must sign the amendment in such capacities in addition to one or more of them signing on behalf of the company. As presently drafted, Mr. Lusk has signed on behalf of the company but has not signed in his individual capacities as director and principal executive, financial, and accounting officers. Therefore, please have your next amendment to the registration statement executed accordingly. Please refer to the signature page section of Form S-1 as well as Section 6(a) of the Securities Act of 1933, as amended.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Thomas C. Cook, Esq.
        Law Offices of Thomas C. Cook (via facsimile to (702) 221-1963)